SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(B)*

Central Garden & Pet Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153527106

(CUSIP Number)

October 9, 2001

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1(a). Name of Issuer: Central Garden & Pet Company
Item 2(a). Name of Persons Filing:
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group:
Item 10. Certification:
SIGNATURE
EXHIBIT INDEX
EXHIBIT 1

CUSIP No. 153527106	13G	Page 2 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Special Value Investment Management, LLC (95-4759860)

2	Check the Appropriate Box if Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power: 0

	6	Shared Voting Power: 968,320

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 968,320

9	Aggregate Amount Beneficially Owned by Each Reporting Person 968,320 shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row (9): 5.5%(2)

12	Type of Reporting Person (See Instructions): IA, OO

(1)  An aggregate of 968,320 shares are issuable upon conversion of Central Garden & Pet Company’s subordinated convertible notes held by the reporting persons.

(2)  Based on 16,776,466 shares of common stock of Central Garden & Pet Company outstanding as of June 30, 2001, as reported by Central Garden & Pet Company in its Amendment No. 1 to Quarterly Report on Form 10-Q filed October 2, 2001, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 153527106	13G	Page 3 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Tennenbaum & Co., LLC (95-4587347)

2	Check the Appropriate Box if Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power: 0

	6	Shared Voting Power: 968,320

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 968,320

9	Aggregate Amount Beneficially Owned by Each Reporting Person 968,320 shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row (9): 5.5%(2)

12	Type of Reporting Person (See Instructions): OO

(1)  An aggregate of 968,320 shares are issuable upon conversion of Central Garden & Pet Company’s subordinated convertible notes held by the reporting persons.

(2)  Based on 16,776,466 shares of common stock of Central Garden & Pet Company outstanding as of June 30, 2001, as reported by Central Garden & Pet Company in its Amendment No. 1 to Quarterly Report on Form 10-Q filed October 2, 2001, and computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 153527106	13G	Page 4 of 9 Pages

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Michael E. Tennenbaum

2	Check the Appropriate Box if Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power: 0

	6	Shared Voting Power: 968,320

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 968,320

9	Aggregate Amount Beneficially Owned by Each Reporting Person 968,320 shares(1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11	Percent of Class Represented by Amount in Row (9): 5.5%(2)

12	Type of Reporting Person (See Instructions): IN

(1)  An aggregate of 968,320 shares are issuable upon conversion of Central Garden & Pet Company’s subordinated convertible notes held by the reporting persons.

(2)  Based on 16,776,466 shares of common stock of Central Garden & Pet Company outstanding as of June 30, 2001, as reported by Central Garden & Pet Company in its Amendment No. 1 to Quarterly Report on Form 10-Q filed October 2, 2001, and computed in accordance with Rule 13d-3(d)(1).

Item 1(a).  Name of Issuer: Central Garden & Pet Company

Item 1(b).   Address of Issuer’s Principal Executive Offices:
                   3697 Mt. Diablo Blvd., Suite 310
                   Lafayette, California 94549

Item 2(a).  Name of Persons Filing:

     This Statement on Schedule 13G is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”) and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). Tennenbaum LLC is the managing member of SVIM. Mr. Tennenbaum is the managing member of Tennenbaum LLC.

Item 2(b).  Address of Principal Business Office:
                  11100 Santa Monica Boulevard, Suite 210
                   Los Angeles, California 90025

Item 2(c).  Citizenship:

     SVIM is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $0.01 per share (“Common Stock”), of Central Garden & Pet Company (the “Company”).

Item 2(e).  CUSIP Number: 153527106

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f) (g) (h) (i) (j)	[ ] [ ] [ ] [ ] [X] [ ] [ ] [ ] [ ] [ ]	Broker or dealer registered under Section 15 of the Exchange Act.
Bank as defined in Section 3(a)(6) of the Exchange Act.
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
Investment company registered under Section 8 of the Investment Company Act.
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)*;
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

*SVIM is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

Item 4.  Ownership

(a) Amount Beneficially Owned: 968,320

(b) Percent of Class: 5.5%

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 968,320

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 968,320

Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Special Value Bond Fund, a Delaware limited liability company, Special Value Bond Fund II, a Delaware limited liability company, and a separate account, all of which are affiliates of the reporting persons, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 968,320 shares of Common Stock, but none of their respective interests relates to more than 5% of the Common Stock of the Company.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

               Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

               Not Applicable.

Item 9.  Notice of Dissolution of Group:

               Not Applicable.

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Special Value Investment Management, LLC, a Delaware limited liability company

By:	Tennenbaum & Co. LLC,
Its:	Managing Member

/s/ Michael E. Tennenbaum
Name: Michael E. Tennenbaum Its: Managing Member Date: October 19, 2001

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum & Co, LLC, a Delaware limited liability company

/s/ Michael E. Tennenbaum
Name: Michael E. Tennenbaum Its: Managing Member Date: October 19, 2001

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael E. Tennenbaum
Name: Michael E. Tennenbaum Date: October 19, 2001

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated October 19, 2001